UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

January 25, 2009

HADERA PAPER LTD.
(Translation of Registrant’s Name into English)

P.O. Box 142, Hadera, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes    ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

        Hadera Paper Ltd. (the “Company”) (AMEX:AIP) announced that as a manufacturer of packaging paper, it has submitted to the Commissioner of dumping levy at the ministry of Industry, Trade and Labor (hereinafter: “the Commissioner”), a complaint concerning dumping import of packaging paper from several countries in Europe, to Israel. After an examination of the complaint, the Commissioner decided to initiate an investigation regarding the matter.

It should be noted that for the last several years the Company suffered from the import of packaging paper in rather law prices, suspected as dumping prices, and this days, after collecting the required information and locating the dumping sources, the complaint had been submitted, as aforesaid.

There is no certainty regarding the acceptance of the complaint and at this stage the Company cannot estimate the influence of the acceptance of the complaint on its outcomes.

In parallel, Mondi Hadera Paper Ltd., an affiliated company of the Company, is also examining the possibility of submitting a complaint concerning dumping import of fine paper.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HADERA PAPER LTD. (Registrant) By: /s/ Lea Katz —————————————— Lea Katz Corporate Secretary

Dated: January 25, 2009